UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Camber Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

13200M102

(CUSIP Number of Class of Securities)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

The sole purpose of this Amendment No. 2 (the “Amendment”) to Camber Energy, Inc.’s Schedule 13G/A Amendment No. 1 for the Date of Event which Requires Filing of this Statement, December 31, 2017, as filed with the Securities and Exchange Commission on February 14, 2018, is to revise Item 4. (b) Ownership, Percent of Class for A. Glenn Helmers and John B. Helmers.

The revised Percent of Class for A. Glenn Helmers and John B. Helmers is 0.017%. The Percent of Class in the Schedule 13G/A Amendment No. 1 was listed as 6.64% for both individuals, which was incorrect.

This Amendment to the Schedule 13G/A Amendment No. 1 does not reflect events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the original Schedule 13G/A Amendment No. 1.

CUSIP No. 13200M102	13G/A

1.	NAME OF REPORTING PERSON:

CONDAGUA, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☒ ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE, USA
		5.	SOLE VOTING POWER

	NUMBER OF		0
	SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED
	BY EACH REPORTING		11,570
	PERSON	7.	SOLE DISPOSITIVE POWER
WITH
0
		8.	SHARED DISPOSITIVE POWER
11,570
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,570
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.017%
12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 13200M102	13G/A

1.	NAME OF REPORTING PERSON:

JOHN B. HELMERS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(c) (d)	☒ ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
		5.	SOLE VOTING POWER

	NUMBER OF		0
	SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED
	BY EACH REPORTING		11,570
	PERSON	7.	SOLE DISPOSITIVE POWER
WITH
0
		8.	SHARED DISPOSITIVE POWER
11,570
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,570
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.017%
12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 13200M102	13G/A

1.	NAME OF REPORTING PERSON:

A. GLENN HELMERS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(e) (f)	☒ ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
		5.	SOLE VOTING POWER

	NUMBER OF		0
	SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED
	BY EACH REPORTING		11,570
	PERSON	7.	SOLE DISPOSITIVE POWER
WITH
0
		8.	SHARED DISPOSITIVE POWER
11,570
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,570
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.017%
12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 13200M102	13G/A

Preamble

This Schedule 13G/A (Amendment No. 2 ) is filed by Condagua, LLC (“Condagua”), John B. Helmers, and A. Glenn Helmers (collectively, the “Reporting Persons”), relating to shares of common stock of Camber Energy, Inc. (the “Issuer”). On January 4, 2017, Issuer changed its name from Lucas Energy, Inc., and its symbol from “LEI” to Camber Energy, Inc., and “CEI,” respectively. The CUSIP for Lucas Energy, Inc. was 549333201.

Item 1.

(a)	Name of Issuer:

Camber Energy, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4040 Broadway, Suite 425

Suite 425

San Antonio, Texas 78209

Item 2.

(a)	Names of Reporting Persons Filing:

Condagua, LLC, a Delaware single member limited liability company;

John B. Helmers, a United States citizen; and

A. Glenn Helmers, a United States citizen.

(b)	Address of the Principal Business Officer for each Reporting Person is:

Calle Del Parque A & M Tower,

San Juan, PR 00912

(c)	Citizenship

Mr. Helmers and Mrs. Helmers are citizens of the United States and Condagua is a Delaware limited liability company.

(d)	Title of Class of Securities

Common Stock, $0.001 par value (the “Common Stock”)

(e)	CUSIP Number

13200M102

CUSIP No. 13200M102	13G/A

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount Beneficially Owned

A. Glenn Helmers is the beneficial owner of 11,570 shares of Common Stock held by Condagua John B. Helmers may be deemed to beneficially own the 11,570 shares of Common Stock held by Condagua, as the authorized trader of Condagua.

(b)	Percent of Class

A. Glenn Helmers: 0.017%

John B. Helmers: 0.017%

Condagua: 0.017%

(b)	Number of Shares as to Which the Person Has:

(i)	Sole power to vote or to direct the vote:

A. Glenn Helmers: 0

John B. Helmers: 0

Condagua: 0

CUSIP No. 13200M102	13G/A

(ii)	Shared power to vote or to direct to vote:

A. Glenn Helmers: 11,570

John B. Helmers: 11,570

Condagua: 11,570

(iii)	Sole power to dispose or to direct the disposition of:

A. Glenn Helmers: 0

John B. Helmers: 0

Condagua: 0

(iv)	Shared power to dispose or to direct the disposition of:

A. Glenn Helmers: 11,570

John B. Helmers: 11,570

Condagua: 11,570

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Instruction. Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certification pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 13200M102	13G/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019 .

CONDAGUA, LLC

/s/ A. Glenn Helmers
Signature

A. Glenn Helmers, Managing Member
Name/Title

A. GLENN HELMERS

/s/ A. Glenn Helmers
Signature

JOHN B. HELMERS

/s/ John B. Helmers
Signature